Filed pursuant to Rule 433
Registration Statement No. 333-156319
January 13, 2011

PRICING TERM SHEET

Underwriting Agreement dated January 13, 2011

Issuer:	Public Service Company of Oklahoma
Designation:	Senior Notes, Series I, due 2021
Principal Amount:	$250,000,000
Maturity Date:	February 1, 2021
Coupon:	4.400%
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	August 1, 2011
Treasury Benchmark:	2.625% due November 15, 2020
Treasury Price:	94-0+
Treasury Yield:	3.344%
Reoffer Spread:	T+115 basis points
Yield to Maturity:	4.494%
Price to Public:	99.246% of the principal amount thereof
Transaction Date:	January 13, 2011
Settlement Date:	January 19, 2011 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 20 basis points
Minimum Denominations:	$1,000 and integral multiples thereof
CUSIP:	744533 BL3
Joint Book-Running Managers: Co-Managers:	Goldman, Sachs & Co. KeyBanc Capital Markets Inc. RBS Securities Inc. BNP Paribas Securities Corp. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, KeyBanc Capital Markets Inc. toll free at 866-227-6479 or RBS Securities Inc. toll free at 1-866-884-2071.